3/18/2002



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 47687

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENWICH GLOBAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 NEW CANAAN AVENUE
(No. and Street)

NORWALK	CT	06850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

O. BEIRNE CHISOLM, CHAIRMAN — 203-847-1406
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID I. WEISS CPA, LLC
(Name — *if individual, state last, first, middle name*)

469 SEVENTH AVENUE, SUITE 1300,	NEW YORK	NY	10018
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, O. BEIRNE CHISOLM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENWICH GLOBAL, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

O. Beirne Chisolm
Signature

Chairman
Title

Barbara R. Davis 2-27-02
Notary Public
My Commission expires 1-18-04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENWICH GLOBAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001

GREENWICH GLOBAL, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

David I. Weiss CPA, LLC

TAX AND FINANCIAL CONSULTANT
469 SEVENTH AVENUE
NEW YORK, N.Y. 10018

(212) 695-5771
FAX: (212) 629-0293
E-MAIL: DWEISS@DAVIDWEISSCPA.COM

INDEPENDENT AUDITORS' REPORT

To The Members
Greenwich Global, LLC

We have audited the accompanying statement of financial condition of Greenwich Global, LLC as at December 31, 2001, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenwich Global, LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David I. Weiss CPA, LLC
DAVID I. WEISS CPA, LLC
Certified Public Accountant

February 25, 2002
New York, New York

GREENWICH GLOBAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 12,744
Cash with Clearing Broker	50,000
Receivable from Clearing Broker (Note 3)	3,258
Loan Receivable - Related Party (Note 4)	110,226
Other Receivables	1,691
Prepaid Expenses	3,201
Warrants Owned, at Market Value (Note 2)	10,876
Property and Equipment, Net of Accumulated Depreciation of $33,017 (Notes 2 and 5)	7,883
Goodwill, Net of Accumulated Amortization of $12,775 (Note 2)	3,194
Security Deposit	7,273
TOTAL ASSETS	$ 210,346

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued Expenses and Other Liabilities	$ 7,084
Capitalized Leases - Due in One Year (Note 7)	2,694
Capitalized Leases - Long Term (Note 7)	3,627
TOTAL LIABILITIES	13,405
COMMITMENTS AND CONTINGENCIES (Note 8)	
MEMBERS' EQUITY	196,941
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 210,346

See Notes to Financial Statements

GREENWICH GLOBAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES		
Commissions	$ 65,903	
Private Placement	50,000	
Management Fees	13,500	
Interest and Dividends	7,757	
Service	4,940	
Rent	24,000	
Other	2,499	
TOTAL REVENUES		$ 168,599
EXPENSES		
Trading Loss - Net	33,336	
Trading Costs and Fees	31,544	
Salaries and Wages	89,474	
Payroll Taxes	7,422	
Travel and Entertainment	11,822	
Professional and Management Fees	48,862	
Depreciation and Amortization	7,930	
Insurance	3,699	
Office Expenses	6,403	
Rent and Utilities	50,632	
Advertising and Marketing	1,090	
Postage and Delivery	969	
Telephone	9,018	
Interest	2,806	
Registration and Regulatory Costs	5,816	
Bank Charges	182	
TOTAL EXPENSES		311,005
NET INCOME (LOSS)		$ (142,406)

See Notes to Financial Statements

GREENWICH GLOBAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Members' Equity - January 1, 2001	$ 339,347
Net Income (Loss)	(142,406)
Members' Equity - December 31, 2001	$ 196,941

See Notes to Financial Statements

GREENWICH GLOBAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)		$ (142,406)
Adjustments to Reconcile Net Income (Loss) to		
Net Cash Applied to Operating Activities:		
Depreciation and Amortization Expense	$ 7,930	
Net Realized Loss on Sales of Marketable Securities	33,336	
Changes in Assets and Liabilities:		
Receivable from Clearing Broker	2,905	
Prepaid Expenses	(17)	
Accrued Expenses and Other Liabilities	(57,585)	
Security Deposit	3,884	
Other Receivables	(1,691)	
Total Adjustments		(11,238)
Net Cash Applied to Operating Activities		(153,644)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Dispositions of Marketable Securities	111,966	
Disbursements for Loan Receivable	(110,226)	
Net Cash Provided by Investing Activities		1,740
CASH FLOWS FROM FINANCING ACTIVITIES		
Capitalized Lease Payments	(2,296)	
Net Cash Applied to Financing Activities		(2,296)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(154,200)
CASH AND CASH EQUIVALENTS - JANUARY 1, 2001		216,944
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2001		$ 62,744
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year Ended December 31, 2001 for:		
Interest		$ 2,806

See Notes to Financial Statements

GREENWICH GLOBAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Note 1 - NATURE OF ORGANIZATION

Greenwich Global, LLC (the "Company") is a limited liability company formed in the State of Delaware on March 2, 2001. Prior to that date it operated as a Limited Partnership. The company commenced operations December 16, 1994 as a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The company introduces its customer business on a fully disclosed basis with various broker-dealers pursuant to clearing agreements.

The Company transacts its business with customers principally located throughout the United States.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business.

Revenue Recognition: The Company records income from commissions on customers' security transactions and related expenses on trade-date basis.

Income Taxes: No provision is made in the accompanying financial statements for liabilities for federal, state and local income taxes since such liabilities are the responsibilities of the individual members.

Goodwill: Goodwill is amortized over a 60-month period.

Warrants Owned: Warrants are valued at quoted market prices with the resulting unrealized gains and losses reflected in the statement of operations.

Property and Equipment: Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets. Depreciation by this method does not differ materially from the straight-line method over the respective useful lives of the assets.

Use of Estimates: The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions as to the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

GREENWICH GLOBAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Note 3 - RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations for customers' security transactions are provided by a broker-dealer. Receivable from clearing broker represents commissions receivable earned as an introducing broker for the transactions of its customers from this broker-dealer.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2001, no amounts were owed under this provision.

Note 4 - RELATED PARTY TRANSACTIONS

The receivable is due from an affiliated limited liability company (the "LLC"). It is due on demand and accrues interest at seven percent (7.00%) per annum.

The Company also had management fee and rental income of $13,500 and $24,000, respectively, from the related party LLC.

Note 5 - PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	Cost
Furniture and Fixtures	$ 4,452
Office Equipment, including capitalized leased assets of $10,910	36,448
	40,900
Less: Accumulated Depreciation, including accumulated depreciation of capitalized leased assets of $6,255	(33,017)
Total	$ 7,883

Note 6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member organization of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. In accordance with the rule the broker-dealer is required to maintain a minimum net capital of $5,000. At December 31, 2001 the Company had net capital of $52,597, which exceeded its requirement of $5,000 by $47,597.

Members' equity withdrawals can be made only if, after giving effect to such payments, the Company meets the Securities and Exchange Commission's capital regulations governing capital withdrawals.

Note 7 - CAPITAL LEASES

The Company acquired computer and telephone equipment under capital leases. The leases expire within the next three (3) years. The capitalized lease obligations have been recorded as equipment under capital leases with a cost of $10,910. The future minimum lease payments under the capital leases and the net present value of the future lease payments at December 31, 2001 are as follows:

Year ending December 31,	
2002	$ 3,221
2003	2,008
2004	2,008
	7,237
Less amount representing interest	(916)
Present value of net minimum payments	$ 6,321
Reflected in the balance sheet as:	
Current Portion of Capitalized Leases	$ 2,694
Capitalized Leases, Net of Current Portion	3,627
	$ 6,321

Note 8 - COMMITMENTS AND CONTINGENCIES

Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker, who carries all the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers, and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company may require additional collateral or reductions of positions, if necessary.

The Company, as a part of its trading activities, may assume short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Litigation

The Company has outstanding litigation with its former general partner, and the respective managing member. Greenwich Global, LLC believes the suit is without merit and continues to pursue and defend its position. The effect on future financial statements, if any, cannot be determined at this time.

Operating Lease on Premises

The Company rents its office used in its operations and reflects these payments as rental expenses in the periods to which they relate. The aggregate minimum noncanceled commitments for the leased premises over their remaining terms are approximately as follows for the period ended December 31:

Year	Amount
2002	$ 46,750
2003	48,880

SUPPLEMENTARY INFORMATION

GREENWICH GLOBAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

MEMBERS' EQUITY		$ 196,941
DEDUCTIONS AND/OR CHARGES		
NONALLOWABLE ASSETS (LIABILITIES)		
Loan Receivable	$ 110,226	
Other Receivables	1,691	
Property and Equipment, Net of Accumulated Depreciation	7,883	
Goodwill, Net	3,194	
Prepaid Expenses	3,201	
Warrants Owned, at Market Value	10,876	
Security Deposit	7,273	144,344
NET CAPITAL, AS DEFINED		52,597
MINIMUM NET CAPITAL REQUIREMENT		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 47,597

No difference exists between the net capital in excess of requirement in the above computation and the computation included in the Company's corresponding unaudited Focus Report Form X-17A-5 Part IIA filing.

See Notes to Financial Statements

David I. Weiss CPA, LLC

TAX AND FINANCIAL CONSULTANT
469 SEVENTH AVENUE
NEW YORK, N.Y. 10018

(212) 695-5771
FAX: (212) 629-0293
E-MAIL: DWEISS@DAVIDWEISSCPA.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To The Members
Greenwich Global, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Greenwich Global, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To The Members of Greenwich Global, LLC

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risks that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Greenwich Global, LLC, to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Partnership, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.



DAVID I. WEISS CPA, LLC
Certified Public Accountant

February 25, 2002
New York, New York